PRESS RELEASE

Partnering With VODI: Get in on the Action!

Messaging app collaborating with MNOs, MVNOs, OEMs, mobile marketers and more for OTT monetization

You know it, we know it and the mobile industry certainly knows it: over-the-top (OTT) messaging apps are taking an increasingly large piece of the mobile pie. According to GlobalWebIndex, 600 million adults ages 16 to 64 were using OTT communication services in 2014, a 30 percent increase since 2012. Then, from 2014 to 2015, WhatsApp alone jumped from 450 million users to 800 million, and it's since topped 1 billion, according to the Verge.

Meanwhile, research firm Informa is predicting a drop in short message service (SMS) revenue from $120 billion in 2013 to $96.7 billion in 2018, and analytics outfit Ovum says traditional telecom companies will lose a combined $386 billion to OTT apps between 2012 and 2018. The shift makes sense for budget-conscious mobile users, considering OTT apps ask only for a download and a Wi-Fi signal to access free alternatives to traditional texting, voice calling and video calling.

So what's a mobile network operator (MNO) or mobile virtual network operator (MVNO) to do? For that matter, can the original equipment manufacturers (OEMs) and mobile marketers of the industry benefit from the OTT trend?

You know what they say: if you can't beat them, monetize with Vodi.

SMS Revenues by Region, 2013 and 2018


2013
2018
Revenue (Billions of USD)
50
40
30
20
10
0
Africa
Asia Pacific
Central & Eastern Europe
Western Europe
Middle East
Latin & South America
North America

Source: Informa Telecoms & Media

Together, We're Better

Vodi is the latest (and greatest) messaging app on the market. Besides free unlimited texting, voice calling and video calling, Vodi offers instant and easy recharging of prepaid mobile phones worldwide; an eGift card store that lets users buy gifts for themselves, friends or loved ones at any time; and international calling to landlines and mobiles at competitive rates via Vodi Out.

There's also a fantastic rewards system; conversational search, translation and commerce features; exciting monthly contests...and a business model that lets MNOs, MVNOs and OEMs, as well as media outlets and influential media personalities, capitalize on the next big OTT app and its user base. How does it work?

Simple. For every user that signs up through a given Vodi partner, that partner earns a percentage on each of that user's in-app purchases as part of a revenue-sharing model. That partner will also earn a lesser percentage on each of the in-app purchases of the second, third and fourth "generations" of users that result from the original user: that is, the people that the original user invites, the people those people invite, and the people *those* people invite.

In order to create this multi-generational earning network for its partners, Vodi does what no other OTT messaging app has before: from day one, it tracks which users come through which partners through the use of a simple referral code or attribution tracking. If a new user signs up with a partner's referral code or via a tracked link, that user becomes part of the partner's "first generation," and the second, third and fourth generations that result from all first-generation users are automatically counted as part of that partner's further generations. This "network effect" has viral growth potential and can expand parterns' reach well beyond even the countries in which they operate.

For each of its partners, Vodi provides all the necessary marketing materials: website banners, print product designs, multimedia advertisements and more. Also provided are application programming interface (API), staff training and dedicated support services—in short, everything that partner needs to take full advantage of their opportunity.



You know what they say: if you can't beat them, monetize with Vodi.

Teamwork Pays Off

So just what is the earning potential for Vodi partners? Estimates vary depending on the type of company and the number of new Vodi users generated, but it's safe to say that whether it's a start-up OEM with a user base of 100,000 or an MNO giant with 50 million subscribers, partners can unlock an entirely new avenue of monetization through this opportunity.

Just as an example, in a four-generation network in which each user invites five friends as part of the subsequent generation, a first generation of 100,000 yields a total network of 15,600,000 users, and each of them that makes an in-app purchase profits the partner.

Of course, these numbers center specifically on the monetary benefits of working with Vodi. International MNO and MVNO partners also get invaluable "stickiness," or resistance to losing users to churn, by introducing their customers to the app; because a Vodi account's rewards and network are tied to the individual's phone number, subscribers will be far less likely to switch if it means losing their phone number and thus losing their rewards and network. OEM partners, meanwhile, not only unlock a continuous revenue stream; they also have the opportunity to pre-load or push Vodi to their handsets, thus establishing a first generation easily and adding value to their products by including a useful, powerful and fun app built-in. And again, because a user's Vodi account is tied to phone number, an OEM will continue to benefit from the full residual period even if the user's original handset is replaced.

Such versatility in a business model mirrors the versatility of Vodi Just as it blazes a trail as a messaging option with vital extra functionality, it also sets itself apart from OTT competitors as the first to offer collaboration and monetization for its valued industry partners.

For more information, high-resolution images and interview opportunities, contact media@vodi.io or call (678) 757-7070. Visit our blog at www.vodi.io/blog for more Vodi news.

Vodi is a product of MilTec Platform, Inc., a Delaware company headquartered in Atlanta, Georgia (USA). Established in 2014, MilTec offers IT platforms and mobile applications, including the mobile app Vodi. Visit the company's website at www.miltecplatform.com.